Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com
Paul Davis Fancher paul.fancher@troutman.com

November 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Schroeder and Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-40485

Dear Mr. Schroeder and Mr. Volley:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated October 28, 2024 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year ended December 31, 2023

Business, page 1

1.	Please refer to prior comment 1. Please revise your proposed disclosure in future filings to provide the information in a tabular format.

Company Response:

In future filings, we will provide the following disclosure, including the amounts of private label receivables purchased from our five largest retail partners in tabular format. The numbers included in our response to comment 1 in the letter dated October 4, 2024 were based on ending balances of receivables, instead of receivables purchased during the periods. The numbers in the table below are receivables purchased during the periods indicated.

United States Securities and Exchange Commission November 22, 2024 Page 2

Our top five retail partnerships accounted for over 75% of our private label receivables outstanding as of September 30, 2024. The volume of receivables purchased each period varies based on a number of factors, including seasonal consumer purchase patterns, growth (or contraction) within retail locations and consumer application volumes that retail partners may direct to our bank partners versus competitors that offer similar financing products. During the three and nine months ended September 30, 2024 and 2023, we had receivable purchases from our top five retail partners of the following (in millions):

	Purchases for the Three Months Ended September 30,		Purchases for the Nine Months Ended September 30,
Largest Retail Partners	2024	2023	2024	2023
1	$279.0	$93.2	$493.6	$236.6
2	$43.2	$41.6	$128.1	$119.6
3	$20.7	$28.8	$64.2	$93.0
4	$14.9	$13.1	$59.7	$42.1
5	$11.5	$11.6	$31.2	$37.0

2.

Please refer to prior comments 3 and 4. Based on the information in your response it appears that your bank partners acquire private label receivables net of merchant fees which result in your bank partners acquiring the receivables at a discount. It appears that you acquire the receivables from your bank partners at the net amount the bank partner paid which you indicate represents market terms and therefore no gain or loss is recognized at initial measurement. Please address the following:

●

Please tell us and revise future filings to clarify, if true, that you typically acquire private label receivables from your bank partners at a discount to the principal amount of the receivable which results in the receivable being acquired from your bank partners at market terms with no gain or loss recognized at acquisition.

●

We note your disclosure on page F-9 that “direct loan origination fees (such as annual and merchant fees) are taken into income when billed to the consumer or upon loan acquisition.” Please tell us and revise future filings, as needed, to ensure your disclosure clearly reflects the contractual terms of your purchase from your bank partners and your accounting under the fair value option. It appears that merchant and other fees are paid to your bank partners, and not to you, due to off-market terms on the underlying receivables and that you simply purchase the receivables from your bank partners at a discount to reflect an effective interest rate representing a market rate. Additionally, it is unclear why you disclose merchant fees are “taken into income” when billed since they do not appear to result in any income at acquisition. Further, it appears that you do not bill merchant fees since they appear to be between the merchant and your bank partner.

United States Securities and Exchange Commission November 22, 2024 Page 3

Company Response:

As part of our ongoing technology and support services, we negotiate merchant fees directly with retail partners to supplement proposed yields on the receivables from the product offerings of our bank partners. Without these merchant fees, the receivables would not provide, in many cases, sufficient returns on our invested capital. These merchant fees vary by retail partner and are negotiated based upon a number of factors, including the incentive pricing offered to consumers by retail partners, such as deferred payment programs, low or no APR offers, etc. For administrative ease, we receive the benefit of this merchant fee by purchasing this receivable from the bank for the principal amount of the receivable reduced by the merchant fee (via a net remittance). This process obviates the need for a separate settlement with our retail partners. As this merchant fee is contractually between us and the retail partner and is directly associated with the acquisition of the underlying receivable from our bank partner, we analogize this fee as a loan origination fee under ASC 310 as these fees supplement proposed yields on the product offerings of our bank partners. Because we have elected to fair value loans receivable, ASC 310 directs us to follow the guidance of ASC 825-10-25-3, which provides that the fee should be recognized upon acquisition of the underlying receivable. We then assess the receivable for fair value, which includes an estimate of future finance and fee billings, purchases, chargeoffs and the timing of payments.

In future filings, we will revise our disclosure to include the following:

Within Note 1 “Description of our business”:

We are principally engaged as a program manager, providing a technology platform and corresponding services to lenders in the U.S. to allow those lenders to offer products to consumers. These lenders pay us a fee and, in most circumstances, the lenders are then obligated to sell us the receivables they generate from these products. We acquire these receivables for the principal amount of the loan. For certain of our receivables, we also receive merchant fees from our retail partners that are used to enhance our returns for those receivables.

●

Please tell us and revise future filings, as needed, to ensure your revenue recognition disclosure on page F-11 is consistent with the contractual terms of your transactions and your accounting under the fair value option, including whether items result in an immediate net gain or loss. For example, clearly distinguish and discuss the timing and impact of fees and costs that (1) do not result in an immediate net gain or loss since they are considered in the fair value of the receivable at acquisition (e.g., merchant fees) and (2) those fees (e.g., annual fees, late fees, etc.) and costs (e.g., fees paid to your merchant banks for regulatory oversight) that do result in an immediate net gain or loss. Additionally, if true, consider revising your disclosure to simply clarify here or in other disclosure that you recognize the effective interest rate on your receivables over time based on the discount paid to your bank partners which results in an increase to the fair value of receivables and that payments made by consumers results in a reduction to the fair value of receivables.

United States Securities and Exchange Commission November 22, 2024 Page 4

Company Response:

Consumer loans, including past due fees, on our consolidated statements of income reflect interest income, including finance charges and late fees, in accordance with the terms of the related consumer loan agreements. These fees are recognized when assessed. Discounts received associated with auto loans that are not included as part of our Fair Value Receivables are deferred and amortized over the average life of the related loans using the effective interest method. Merchant fees paid or received associated with the acquisition of Fair Value Receivables are recognized upon receivable acquisition.

Fees (such as annual fees, cash advance fees and other fees) are assessed on private label and general purpose credit card accounts corresponding to our credit card receivables according to the terms of the related agreements, and we recognize these fees as income when they are billed to the customers’ accounts in accordance with fair value guidance under ASC 825-10-25-3, which provides that upfront costs and fees should be recognized as incurred and not deferred.

In future filings, we will revise our disclosure to include the following:

Within Note 2 “Significant Accounting Policies and Consolidated Financial Statement Components”:

Revenue Recognition and Revenue from Contracts with Customers

Consumer Loans, Including Past Due Fees

Consumer loans, including past due fees reflect interest income, including finance charges, and late fees on loans in accordance with the terms of the related customer agreements. These fees are recognized when assessed based upon the contractual terms of the loans. Discounts received associated with auto loans that are not included as part of our Fair Value Receivables are deferred and amortized over the average life of the related loans using the effective interest method. Merchant fees paid or received associated with the acquisition of Fair Value Receivables are recognized upon receivable acquisition. Finance charges and fees, net of amounts that we consider uncollectible, are included in loans, interest and fees receivable and revenue when the fees are earned based upon the contractual terms of the loans.

United States Securities and Exchange Commission November 22, 2024 Page 5

Fees and Related Income on Earning Assets

Fees and related income on earning assets primarily include fees associated with credit products such as annual fees, cash advance fees, and other fees. These fees are assessed based upon the contractual terms of the loans.

We recognize these fees as income when they are billed to the customers’ accounts. Fees and related income on earning assets, net of amounts that we consider uncollectible, are included in loans, interest and fees receivable and revenue when the fees are earned based upon the contractual terms of the loans.

3.

Please refer to prior comment 3. We note your disclosure that appears to indicate that you compensate your bank partners with a fixed monthly fee and also a variable fee based on of the performance of the acquired receivables. Please tell us and revise future filings to clarify how you account for these fees including where you present the costs in your statements of income.

Company Response:

Atlanticus pays the bank partners for their servicing of the corresponding accounts as they remain owners of those accounts. This payment includes both a fixed and variable component where the variable component is based upon the performance of the underlying loans. These fees are paid on a monthly basis and are expensed as incurred within Card and loan servicing on the Consolidated Statements of Income.

In future filings, we will revise our disclosure to include the following in Note 1 “Description of our Business”:

We compensate our bank partners monthly for the services they provide associated with our acquired receivables, the underlying accounts of which they continue to own. This compensation is based on both a fixed and variable component dependent on the underlying performance of the acquired receivables. We recognize these costs as incurred within Card and loan servicing on the accompanying Consolidated Statements of Income. In these Notes to Consolidated Financial Statements, "receivables" or "loans" typically refer to receivables we have purchased from our bank partners or from third parties.

United States Securities and Exchange Commission November 22, 2024 Page 6

4.

Please refer to prior comment 3. Noting your proposed disclosure in response to prior comment 9 and information in Exhibit 10.13 included in your December 31, 2023 Form 10-K that appears to indicate that you service the loans made by your bank partners, please tell us in detail and revise future filings as needed, to clarify your disclosure that your bank partners continue to own and service the underlying accounts. For example, clarify the difference between your servicing a receivable and the bank partner servicing the underlying account.

Company Response:

We service the accounts corresponding to the receivables we purchase by providing ongoing customer service activities in the form of processing payments, providing regular notices of statement activity, and resolving customer complaints, billing disputes, and fraud claims.

Our bank partners continue to own the underlying consumer accounts that they originate and provide regulatory oversight of our servicing of the accounts by reviewing and approving the development of consumer finance programs and all related marketing materials, establishing the policies and procedures that govern the operation of the consumer finance programs, reviewing and approving customer complaint correspondence, performing ongoing compliance monitoring and testing and audits of the consumer finance programs, and providing settlement services between us and our retail partners.

In future filings, we will revise our disclosure to include the following:

We service the underlying receivables by providing and/or managing the ongoing customer service activities in the form of processing payments, providing regular notices of statement activity, and resolving customer complaints, billing disputes, and fraud claims. Our bank partners continue to own the underlying consumer accounts that they originate and provide regulatory oversight in the form of reviewing and approving the development of consumer finance programs and all related marketing materials, establishing the policies and procedures that govern the operation of the consumer finance programs, reviewing and approving customer complaint correspondence, performing ongoing compliance monitoring and testing and audits of the consumer finance programs, and providing settlement services between us and our retail partners.

United States Securities and Exchange Commission November 22, 2024 Page 7

5.

We note your proposed disclosure in response to prior comment 4. Please tell us and revise your proposed disclosure to clarify the details of “up-front or third-party fees” associated with general purpose credit cards. For example, clarify which party is paying the fees, what they relate to and why they reduce the price you pay to your bank partner.

Company Response:

In future filings, the Company will clarify that “up-front or third-party fees” are only present in private label credit receivables. We have revised the proposed disclosure to remove this reference.

Collection Strategy - CaaS Segment, page 3

6.

Please refer to prior comment 7. Please tell us and revise your proposed disclosure to quantify, if material, the amount of receivables at each period end presented that have not satisfied the minimum payment due requirement but are part of a collection or other program and therefore not classified as delinquent.

Company Response:

Our bank partners may not require a consumer to make a minimum payment in a specified period if the account qualifies for certain assistance programs that relieve the obligation to make a payment or defer a payment, including programs related to state or national emergency declarations due to weather, public health emergencies or other natural disasters. As of September 30, 2024, less than 1.0% of the purchased receivables were part of a program that temporarily prevented them from being considered delinquent and thus were not part of our reported delinquency metrics. We will continue to monitor this amount and will revise our disclosure if the amount becomes material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, page 25

7.

Please refer to prior comment 9. Please tell us in detail and revise your proposed disclosure related to the discount rate to clarify how your agreements with retail partners limit your credit loss exposure.

Company Response:

Certain of our retail partners have agreed to compensate us for losses associated with certain receivables we acquire. These receivables tend to have significantly lower stated yields and fees or may be considered to have higher than acceptable levels of credit risk. As a result, and to compensate us for the lower yields and potentially higher losses that would prevent the assets from meeting our return thresholds, the retail partners agree to compensate us for losses, thus increasing the overall return of the investment to an acceptable level.

United States Securities and Exchange Commission November 22, 2024 Page 8

In future filings, we will modify our disclosure to include the following:

Discount Rate – Our weighted average discount rate has remained relatively consistent over the past several quarters (and is expected to continue to remain consistent). Primarily impacting modest shifts in our weighted average discount rate are mix shifts in the type of receivables acquired, as different receivable types (general purpose credit card receivables versus retail credit receivables) have different expected return requirements used by third-party market participants. We have acquired a higher number of receivables associated with our retail credit accounts for which we have limited loss exposure due to agreements with retail partners that reimburse us for credit losses. We have assigned a lower discount rate when assessing the fair value of these receivables to reflect the significantly lower risk and return characteristics. As a result, our weighted average discount rate has decreased marginally. We consider asset specific financing costs associated with our receivables (coupled with our internal cost of equity capital in agreements that require credit enhancements) as the best indicator of return requirements used by third-party market participants. If the Federal Reserve continues to decrease interest rates and we observe a corresponding decrease in return requirements used by third-party market participants, we may further reduce our weighted average discount rate.

8.

Please refer to prior comment 9. Noting the materiality to your business of charge-offs, please tell us and revise future filings to have a separately captioned paragraph and quantify charge-offs recognized in each period and discuss the underlying reasons for the amounts recognized and trends.

Company Response:

Chargeoffs each period are disclosed within Note 6 “Fair Values of Assets and Liabilities” in the reconciliation of the beginning and ending balance of Loans at fair value. Additionally, principal net chargeoffs and finance charge-offs are included for the past eight quarters within the Non-GAAP Financial Measures as a component of the reconciliation of Charge-offs on loans at fair value to Combined principal net charge-offs.

As chargeoffs are directly correlated to delinquencies, future expectations, trends, and the underlying reasons for the amounts recognized are discussed as part of Management’s Discussion and Analysis of Financial Condition and Results of Operations – CaaS Segment – Non-GAAP Financial Measures – Delinquencies. In future filings, we will revise this heading to read “– Delinquencies and Chargeoffs”.

United States Securities and Exchange Commission November 22, 2024 Page 9

9.

Please refer to prior comments 9 and 11. Noting the material impact on your net income of “Changes in fair value of loans at fair value, included in earnings” disclosed on page 13, please tell us and revise future filings to have a separately captioned paragraph and quantify the amounts recognized each period, more specifically identify the fair value measurement inputs that drove the increase or decrease in fair value, quantify the impact of each change, and more specifically discuss the underlying reason for the change in the input for each period presented.

Company Response:

In our Form 10-Q for the quarter ended September 30, 2024, we updated our discussion on “Changes in fair value of loans at fair value, included in earnings” to provide more detailed qualitative information regarding the key inputs into our model assumptions and the drivers of those inputs and changes. This discussion also included known trends and events as well as expectations for future events. This updated disclosure is provided below.

We did not include quantitative disclosures regarding these inputs because we do not believe this information is required and further believe that it would be misleading. Most inputs in our models do not act in isolation. Changes in one input can cascade through the valuation model. For instance, an increased risk-free rate might lead to higher discount rates, which decrease the present value of future cash flows. This, in turn, may influence how prepayments or defaults are modeled (e.g., borrowers may prioritize certain debt obligations differently based on changing financial stress levels). Decreases noted in Federal fund rates throughout 2019 and 2020 had dramatic impacts on our model inputs as the economy was stimulated from these decreases, directly impacting consumer payment rates, delinquency and loss rates, variable yields and the cost to service our receivables. These decreases also impacted return requirements used by third-party market participants and funding costs which impact our assessment of appropriate discount rates. Correspondingly, increases in Federal funds rates in 2022 and 2023 had the inverse impact on our inputs. We believe that isolating individual shifts in one of these inputs could mislead investors. Further, isolating impacts on multiple of these inputs could lead to duplicative disclosure of impacts due to the interrelated nature of the models.

As referenced above, the revised disclosure that we included in our Form 10-Q for the quarter ended September 30, 2024 follows:

United States Securities and Exchange Commission November 22, 2024 Page 10

Changes in fair value of loans. The increase in Changes in fair value of loans was largely driven by growth in the underlying receivables (as noted above) as well as changes in assumptions due to recent rules enacted by the CFPB, which, if implemented, would further limit the late fees charged to consumers in most instances. For all periods presented, we included asset performance degradation in our forecasts to reflect both changes in assumed asset level economics and the possibility of delinquency rates increasing in the near term (and the corresponding increase in charge-offs and decrease in payments) above the level that current trends would suggest. In recent periods we have removed some of this expected degradation based on observed asset stabilization, implementation of mitigants to a potential change in late fee billings and general improvements in U.S. economic expectations due to the improved inflation environment. See Note 6 "Fair Values of Assets and Liabilities" included herein for further discussion of this calculation. For credit card receivables for which we use fair value accounting, we expect our change in fair value of credit card receivables recorded at fair value to increase commensurate with growth in these receivables. We may, however, adjust our forecasts to reflect macroeconomic events. Thus, the fair values are subject to potentially high levels of volatility if we experience changes in the quality of our credit card receivables or if there are significant changes in market valuation factors (e.g., interest rates and spreads) in the future. Tightened underwriting standards adopted during the second quarter 2022 (and continued in subsequent quarters) shifted new receivable acquisitions to consumers at the higher end of the FICO band in which our bank partners participate, presumably resulting in improved overall performance of our acquired receivables. When coupled with those existing assets negatively impacted by inflation gradually becoming a smaller percentage of the outstanding portfolio, we expect to see overall improvements in the measured fair value of our portfolios of acquired receivables. As part of our analysis to determine the fair value of our receivables, we look at several key factors that influence the overall fair value. Qualitative discussion of these factors is as follows:

Gross yield, net of finance charge chargeoffs – We utilize gross yield, net of finance charge chargeoffs in our fair value assessments to best reflect the expected net collected yield on fee billings on our receivables. As the size and composition of our portfolio fluctuates, or as we experience periods of growth or decline in our acquisition of new receivables, this rate can fluctuate. We have experienced marginal declines in our weighted-average, Gross yield, net of finance charge chargeoffs rate used in our fair value calculations as of September 30, 2024, when compared to rates used as of September 30, 2023 and June 30, 2024 largely due to a shift in the overall portfolio mix towards private label credit receivables acquired that tend to have lower effective yields but also for which we have limited loss exposure due to agreements with retail partners. Our general purpose credit card receivables experienced an increase in this same rate for the noted periods due to the aforementioned product, policy, and pricing changes and tightened underwriting standards. As these product policy and pricing changes continue to further impact both newly acquired and existing private label credit receivables and general purpose credit card receivables, we expect our gross yield, net of finance charge chargeoffs rate to increase over time although the pace and timing of purchases for new general purpose credit card receivables, relative to those of private label credit receivables, could result in near term declines in this rate. The acquisition of private label credit receivables, particularly those noted above, is largely seasonal in nature, peaking in the second and third quarters of each year. As a result, we would expect this weighted average rate to decrease in those periods absent the offset of our higher yielding general purpose credit card receivables acquired during the same period. While our bank partners have enacted product, policy, and pricing changes on our existing receivables (and all newly acquired receivables), these changes will take several quarters to be fully realized. As a result, if the CFPB rules related to late fees become effective, prior to full implementation of our bank partners' changes, we would expect to experience near term declines in this rate.

United States Securities and Exchange Commission November 22, 2024 Page 11

Payment Rate – Our total portfolio payment rate has declined marginally over time largely due to the increased relative weight of acquisitions of private label credit receivables to our overall pool of receivables. These receivables tend to include less finance and fee billings that factor into monthly payment amounts (due to associated merchant fee billings that provide us adequate returns on the receivables) and have payment terms that extend over longer periods. As a result, payment rates on private label credit receivables are naturally lower than those associated with our general purpose credit card receivables. This was particularly influenced by strong growth in the aforementioned private label credit receivables acquired during the second and third quarters of 2024 that have limited loss exposure and tend to have longer associated terms and lower effective payment rates. This decline in payment rates is not evident in our credit card portfolio, which maintained relatively stable payment rates over the three and nine months ended September 30, 2024 and 2023.

Servicing Rate – Our servicing rate has fluctuated marginally over time as we continue to implement processes and strategies to more efficiently and effectively service the accounts underlying our outstanding receivables portfolios. As delinquent accounts tend to have a higher cost of servicing, recent trending declines in our receivables that are 90 or more days past due also has resulted in lower expected future costs. We expect our servicing rate will remain relatively consistent over the next several quarters.

Expected Net Principal Credit Loss Rate – Our Expected net principal credit loss rate is chiefly impacted by the relative makeup of receivables within our pools. As we have acquired a higher number of receivables associated with our private label credit accounts for which we have limited loss exposure due to agreements with retail partners, particularly in the second and third quarters of 2024, our Expected net principal credit loss rate has decreased. Additionally, we have noted reductions in the Expected net principal credit loss rate associated with our general purpose credit card receivables, which have shown (and are expected to continue to show) continued overall improvements in delinquency rates. With growth in the acquisition of our private label credit receivables, particularly those noted above with limited loss exposure, and growth in better performing general purpose credit card receivables, we expect this weighted average rate to decrease over the next several quarters (when compared to similar periods in prior years) before stabilizing.

United States Securities and Exchange Commission November 22, 2024 Page 12

Discount Rate – Our weighted average discount rate has remained relatively consistent over the past several quarters (and is expected to continue to remain consistent). Primarily impacting modest shifts in our weighted average discount rate are mix shifts in the type of receivables acquired, as different receivable types (general purpose credit card receivables versus private label credit receivables) have different expected return requirements used by third-party market participants. As we have acquired a higher number of receivables associated with our private label credit accounts for which we have limited loss exposure due to agreements with retail partners, our weighted average discount rate has decreased marginally. We consider asset specific financing costs associated with our receivables (coupled with our internal cost of equity capital in agreements that require credit enhancements) as the best indicator of return requirements used by third-party market participants. Recent indications by the Federal Reserve of decreased interest rates could lead to further reductions in our weighted average discount rate if we see a corresponding decrease in return requirements used by third-party market participants.

Non-GAAP Financial Measures, page 26

10.

We note your proposed disclosure in prior comment 13 and your response to prior comment 14. Please consider revising your proposed disclosure to simply state, if true, that managed receivables are based on fee billings which include the undiscounted contractual amounts due on the underlying consumer receivable including principal purchases, fees and finance charges less actual charge-offs.

Company Response:

In future filings, we will include the following revised disclosure:

As discussed above, our managed receivables data differ in certain aspects from our GAAP data. First, managed receivables data include the undiscounted contractual amounts due on the underlying consumer receivable plus fee billings (including fees and finance charges), less actual charge-offs.

Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37

11.	Please refer to prior comments 16 and 17. Your responses indicate that you include expected subsequent purchases in your fair value measurements for receivables. Please address the following:

●	Tell us whether you consider expected subsequent purchases for both general purpose credit cards and private label credit receivables.

●

Tell us the accounting guidance that supports this policy. Specifically tell us how you considered the guidance in ASC 310-10-25-7 and ASC 350 and how you considered whether the value related to expected subsequent purchases represents an intangible asset.

United States Securities and Exchange Commission November 22, 2024 Page 13

Company Response:

When we acquire a receivable from a bank partner, we also acquire the rights (and liabilities in the case of non-performance) for all future finance and fee billings as well as the obligation to purchase future receivables generated from the underlying account. This occurs for both private label credit and general purpose credit card receivables and the corresponding accounts remaining with the bank partners. As part of our assessment of the fair value of the receivables for both our private label credit and general purpose credit card receivables we follow the guidance of ASC 820-10-35-9 and include subsequent purchases in our valuation assessment as participants in the principal market (which would include banks or other licensed lenders within the same industry) would consider this in pricing the asset.

Per ASC 310-10-25-7 an intangible asset may exist when “an entity purchases a credit card portfolio that includes the cardholder relationships at an amount that exceeds the sum of the amounts due under the credit card receivables”. The bank partner, as the issuing bank for the account, always retains title to the account and has the ability to unilaterally close the account to future purchases at any time. Atlanticus does not have the right or ability to monetize the bank/customer relationship. Instead, Atlanticus is only the bank’s program manager, services that account for the bank, and purchases from the bank receivables created by the customers’ purchases and cash advances.

Further, we acquire these receivables for an amount equal to the principal amount due under the private label credit or general purpose credit card receivable. As a result, ASC 310-10-25-7 (and correspondingly ASC 350) would not apply.

Note 6. Fair Values of Assets and Liabilities, page F-16

12.

Please refer to prior comment 23. If true, please revise your proposed disclosure to clearly state that the amount of “changes in fair value of loans at fair value, included in earnings” represents the unrealized gain that is attributable to those receivables held at the end of the reporting period. Otherwise, please tell us how you comply with the requirements in ASC 820-10-50-2.d.

Company Response:

We have included below the rollforward of the loans at fair value to illustrate our response to this Comment 12, Comment 13 and Comment 14.

United States Securities and Exchange Commission November 22, 2024 Page 14

To address Comment 12, in future filings, we will modify the table included in Note 6 to include the final row presented below of “Change in unrealized gains for the period included in earnings (or changes in net assets) for assets held at the end of the period”:

	Loans at Fair Value
	2024		2023
Balance at January 1,		$2,173,759		$1,817,976
Changes in fair value of loans at fair value, included in earnings	101,035		39,877
Changes in fair value due to principal charge-offs, net of recoveries	(463,076)		(382,412)
Changes in fair value due to finance and fee charge-offs	(187,120)		(162,970)
Total Changes in fair value of loans (1)		(549,161)		(505,505)
Purchases (2)		1,969,259		1,801,802
Finance and fees, added to the account balance		785,847		701,784
Settlements		(1,868,085)		(1,766,064)
Balance at September 30,(3)		$2,511,619		$2,049,993
Aggregate unpaid gross balance of loans at fair value		$2,654,112		$2,315,206
Change in unrealized losses for the period included in earnings (or changes in net assets) for assets held at the end of the period		$101,035		$39,877

(1)	Total Changes in fair value of loans is included in our Condensed Consolidated Statements of Income.
(2)

Included in Purchases in the above table are merchant fees of $112,970 and $101,501 that were recognized in the Condensed Consolidated Statements of Income for the nine months ended September 30, 2024 and 2023, respectively

(3)	As of September 30, 2024 and September 30, 2023, the aggregate unpaid principal balance included within loans at fair value was $2,420 million and $2,096 million, respectively.

13.	Please tell us and revise future filings to clarify where the accretion of the discount related to merchant fees is presented in the rollforward of loans measured at fair value on page F-17.

Company Response:

Merchant fees are collected from our retail partners. We record purchases in our rollforward of loans for the gross amount of the receivable purchased from our bank partner. As such, any merchant fee is included in the Purchases line item. For example, for a $100 receivable with a $5 merchant fee (that is recognized as revenue), we would record Purchases of $100 in the rollforward. instead of $95 in “Purchases” and $5 in “Finance and fees, added to the account balance”. In future filings, we will include footnote disclosure to the rollforward of loans measured at fair value that will provide the breakout of these fees from the gross purchase amount. See proposed additional footnote disclosure #2 in the revised table included in our response to Comment 12 above.

United States Securities and Exchange Commission November 22, 2024 Page 15

14.	Please tell us and revise future filings here or in MD&A to disclose the aggregate unrealized gain or loss related to loans measured at fair value at each period end presented.

Company Response:

We do not believe that ASC 820-10-50-2.d requires our GAAP financial statements to include the aggregate amount of unrealized gain (loss) related to loans measured at fair value each period end. We currently disclose within Note 6, “Fair Values of Assets and Liabilities” the Aggregate unpaid gross balance of loans at fair value and Aggregate fair value of loans at fair value as Other Relevant Data. The inclusion of this information provides investors with the ability to calculate the aggregate unrealized gain (loss) related to loans measured at fair value should they find the information relevant. We believe that including this calculation in addition to the Change in unrealized gains for the period included in earnings (or changes in net assets) for assets held at the end of the period proposed within the response to Comment 12, could create confusion for investors in determining the resultant impact on current period earnings. Nevertheless, in future filings, we will include the Aggregate unpaid gross balance of loans at fair value within the table included in our response to comment 12 to ensure investors are presented the relevant data.

15.

Please refer to prior comment 24. We note in response to prior comment 11 that you consider recent securitizations of assets, your internal weighted average cost of capital, and the internal rates of return requirements in determining your discount rate. It appears the risks associated with the inputs to your discount rate as well as other inputs that impact your fair value measurements (e.g., payment rate, servicing rate, gross yield, etc.) are not related to instrument-specific credit risk but may be related to general market conditions. Please tell us in additional detail why you believe the risks associated with the discount rate, as well as the other inputs noted above, relate to instrument-specific credit risk. Alternatively, please tell us and revise your proposed disclosure to disclose the information required by ASC 825-10-50-30.c.

Company Response:

The value of our receivables is based on multiple inputs derived from the underlying performance of the corresponding customer accounts. When the risk-free rate changes, it does not occur in isolation. It reflects broader economic factors such as inflation, economic growth, and unemployment rates. These same factors can simultaneously influence unobservable inputs, making it challenging to attribute changes in payment or charge-off rates solely to the movement of the risk-free rate.

Our model inputs, such as gross yield, net of finance charge chargeoffs (including late fees or interest charges on outstanding balances), payment rates, servicing rates and expected net principal credit loss rates and even our discount rate are all indirectly impacted by changes in risk free rates, as discussed above, as changes in these rates drive “general market conditions” for our consumers as discussed above.

United States Securities and Exchange Commission November 22, 2024 Page 16

Decreases noted in Federal fund rates throughout 2019 and 2020 had dramatic impacts on our model inputs as the economy was stimulated from these decreases, directly impacting consumer payment rates, delinquency and loss rates, variable yields and the cost to service our receivables. These decreases also impacted return requirements used by third-party market participants and funding costs which impact our assessment of appropriate discount rates. Correspondingly, increases in Federal funds rates in 2022 and 2023 had the inverse impact on our inputs.

Given both the products we service and consumers’ sensitivity to changes in market conditions that generally result from changes in the cost of capital and its impact on our model assumptions, we consider all our model inputs to be reflective of changes in instrument-specific credit risk.

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The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	William R. McCamey (Atlanticus Holdings Corporation) Mitchell C. Saunders (Atlanticus Holdings Corporation)